1110 Lake Cook Road, Suite 220 · Buffalo Grove, IL 60089 · Phone (847) 215-6500 · FAX (847) 215-6535

January 7, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: John Cash

Re:    Essex Rental Corp.
Form 10-K for Fiscal Year Ended December 31, 2012 filed March 18, 2013
Form 10-Q for the Period Ended September 30, 2013 filed November 6, 2013
Definitive Proxy Statement on Schedule 14A filed April 26, 2013
File No. 1-34601

Dear Mr. Cash:

Set forth below is the response on behalf of Essex Rental Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated December 20, 2013 (the “Comment Letter”), concerning the Company’s Form 10-K for the fiscal year ended December 31, 2012, Form 10-Q for the Period Ended September 30, 2013 and Definitive Proxy Statement on Schedule 14A filed on April 26, 2013. In this Comment Response Letter unless the context otherwise requires, the words “we”, “us” and “our” refer to the Company.

Form 10-K for the Year Ended December 31, 2012

Business, Page 1

Customers and End Markets, Page 8

1.
Refer to the last paragraph of your discussion where you discuss your estimated 12 month backlog related to rental revenue and equipment sales revenue. We also note that in your earnings call for the third quarter of 2013, Mr. Schad talked about the September 30, 2013 backlog being “28% larger than it” was in September 20, 2012. Given the nature of your business, it is unclear what you consider to be backlog. With a view towards future disclosure, supplementally please explain to us how you define backlog as well as the criteria you use to determine when a project/contract is included in the backlog. To the extent that you consistently use backlog as a performance indicator, please ensure that in future filings you disclose this measure by providing two years of backlog information, as well as an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, as well as any other material aspects of the backlog. Please see Item 101(c)(1)(viii) of Regulation S-K.

Response:

We define the rental backlog and equipment sales backlog as follows:

Rental backlog is comprised of the expected revenue over the course of the succeeding 12 months for 1) the remaining expected term, as per executed equipment rental agreements with customers of ongoing equipment rental agreements at year-end and 2) executed equipment rental agreements scheduled to begin within the next 12 months.

Equipment sales backlog is comprised of expected revenue related to signed equipment sales orders received prior to year-end and expected to be completed in the succeeding 12 months.

In relevant future filings with the Commission, to the extent that we use backlog as a performance indicator, we will provide two years of backlog information as well as an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, if any, as well as any other material aspects of the backlog.

Risk Factors, Page 12

2.
In future filings, please consider adding a risk factor disclosure addressing the risks imposed by your company’s reliance upon dividends and distributions from your subsidiaries, while your subsidiaries are limited in their ability to make these distributions. We note your Dividend Policy disclosure on page 21.

Response:

In relevant future filings with the Commission, the Company will include a risk factor addressing the risks imposed by the Company’s reliance upon dividends and distributions from its subsidiaries, while the Company’s subsidiaries are limited in their ability to make distributions.

Management’s Discussion and Analysis, Page 23

Year ended December 31, 2012 compared to year ended December 31, 2011, Page 26

3.	We note that for each of your segments you do not identify or quantify the drivers of changes to your line items. For example:

a.	You state on page 27 that utilization of your various classes of cranes changed by various percentages year on year, but no indication is given for the changes in utilization;

b.	No indication is given regarding why sales declined for your equipment distribution segment, or why your margin for that segment declined year on year;

c.	The reasons for the changes in gross profit margins related to equipment rentals have not been provided;

d.
In your earnings call for the third quarter of 2013, you qualify that the decline in rental revenues for the quarter as compared to the prior period “was driven primarily by the lack of power related projects on the West Coast and the Pacific Northwest;” however, no similar disclosure was included in your most recent quarterly report; and

e.
In your earnings call for the fourth quarter of 2012 as well as for the most recent quarter, you discuss how central the hydraulic crawler cranes are to your financial performance, yet such discussion appears to be missing from your periodic reports.

Please note that these are only a few examples of how your MD&A discussion should be revised to provide a comprehensive qualitative and quantitative discussion of how the changes in your line items impacted your gross profits. In future filings please revise your MD&A disclosure to provide the requisite analysis. Supplementally please provide us with a revised disclosure showing us this analysis for fiscal year 2012. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

In relevant future filings with the Commission, we will provide more comprehensive qualitative and quantitative discussions on line items for each reportable segment and otherwise provide MD&A disclosure in accordance with Item 303 of Regulation S-K and the guidance provided by SEC Release

No. 33-8350 to the extent applicable. Please refer to Appendix I for revised MD&A disclosure related to fiscal year 2012.

4.
We note that in your earnings call for the fourth quarter of 2012 and the third quarter of 2013 you provide, among other things, certain utilization and lease duration trends for your hydraulic crawler cranes. You also predicted “meaningful improvement in transportation end markets in 2013, due to the moving ahead for progress in the 21st Century Act.” With a view towards future disclosure, please tell us what consideration you gave to including a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your disclosure to help investors ascertain the likelihood that past performance is indicative of future performance. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

Response:

In the ordinary course of preparing MD&A disclosure, the Company considers, among other things, whether trends, demands, commitments and uncertainties will have, or are reasonably likely to have, a material impact on the Company’s liquidity, capital resources or results of operations. The Company did not include disclosure regarding lease duration trends for crawler cranes or management’s belief that transportation end markets would see an improvement in 2013 based upon management’s conclusion that these trends would not have, and were not reasonably likely to have, a material effect on the Company’s liquidity, capital resources or results of operations.

As noted during the Company’s earnings call for the fourth quarter of 2012, management believes order duration metrics provide greater visibility into future utilization. However, due to the nature of large construction projects in which our hydraulic crawler cranes are typically utilized, actual lease durations generally exceed expected durations. Management did not believe increased lease durations were reasonably likely to result in material increases in rental revenue due to the variability in actual lease durations when compared to expected durations.

Similarly, management has considered whether to include disclosure regarding potential improvements in transportation end markets in MD&A. Although transportation end markets are a significant portion of the Company’s crawler crane rental business (generally between 15% and 30% of total crawler crane rental revenue), a meaningful increase in that end market was not likely to have a material effect on the Company’s liquidity, capital resources or results of operations as it only accounts for a small percentage of the Company’s total financial results.

Consolidated Financial Statements, Page F-1

Significant Accounting Policies - Revenue Recognition, Page F-10

5.
We note that you generate revenue from the rental of equipment and other services, such as transportation and repairs and maintenance of equipment on rent, under the terms of a single customer Equipment Rental Agreement. We further note that you divide revenue arrangements with multiple elements into separate units of accounting. In order for us to more fully understand your accounting, please address the following:

a.	Explain to us the general terms of your equipment rental agreements, including any provisions specifically related to other services you provide;

b.	Help us more fully understand how you establish vendor specific objective evidence of selling prices for transportation services;

c.	Explain to us whether the transportation services also include equipment set-up and address whether any approval process is required after equipment set-up; and

d.	Help us more fully understand how you establish vendor specific objective evidence of selling prices related to repairs and maintenance of equipment on rent.

Response:

Generally, each of our equipment rental agreements contains the following general terms related to the rental of one of the Company’s rental assets on a “bare rental” basis (i.e. without crane operator). Please note that all rental agreements are negotiated with customers and those negotiations may result in variances from these standard terms:

•	Equipment Leased - specifically identified piece(s) of equipment by serial number

•	Special Conditions - the Company will provide a representative to assist in the assembly/disassembly of the equipment at our stated rates.

•	Rental Rate - monthly rental rate based on a 30 day month

•	Rental Start Date

•	Minimum Rental Period - minimum agreed duration of rent to be paid

•	Expected Rental Period - period of time the lessee expects to use the equipment

•	Rental End Notification - lessee is required to provide 15 day notice of rental end

•	Payment - rental billed monthly in advance with payment due in 30 days

•
Condition of Equipment - the Company agrees that equipment is provided in good condition. The lessee must notify the Company of any evidence that equipment is not in such condition within a stated period of time of delivery or assembly (generally between 24 and 48 hours).

•	Use of Equipment - the rental rate is based on the use of equipment 8 hours per day, 40 hours per week and 176 hours per month (based on a 30 day month). Overtime is charged pro-rata for excess hours.

•
Maintenance and Operation - the lessee agrees to maintain, at the lessee’s expense, the equipment in good operating condition and to return equipment to the Company in such condition less normal wear when properly operated and maintained by lessee. In the event that equipment is rendered not serviceable through accidental or negligent damage by the lessee, the rental will continue until the equipment is restored to serviceable condition

•	Taxes, Duties & Tariffs - the lessee agrees to pay all taxes, duties and tariffs imposed upon the equipment at the place or places at which the lessee agrees to keep the equipment.

In addition to the stand-alone rental terms listed above, the Company includes, at the customer’s request, terms related to transportation and/or equipment set-up. Terms related to these ancillary services are limited to pricing. Transportation pricing is presented separately for transportation to and from the job site. Equipment set-up is priced separately for rig up and rig down services and is generally billed based on hours consumed at the labor hour rates stated in the equipment rental agreement.

As stated on page F-10 of the Company’s Annual Report on Form 10-K, for the year ended December 31, 2012, the Company uses estimated selling price for the allocation of consideration to transportation services based on the costs associated with providing such services in addition to other supply and demand factors within specific sub-markets.

Transportation services and equipment set-up services are treated separately under the terms of our equipment rental agreements. Upon the customer’s request, we will provide a quote for each of these services individually to be included in the equipment rental agreement. The customer has the option of accepting the services provided by the Company, completing the services themselves or hiring a third party to complete the services. The Company will provide a crane technician to observe the equipment set-up process and ensure that the equipment is set-up according to manufacturer specifications and complies with all relevant safety regulations. Additionally, at the start and conclusion of each rental period, the Company will conduct an inspection to document the condition of the equipment. A customer representative is on-hand for the inspection and approves the completed inspection.

Repair and maintenance services are only included within the terms of the equipment rental agreement to the extent that the Company’s billing rates are listed, are not considered a separate unit of accounting and, therefore, we do not establish VSOE for these services. We do not require our customers to utilize our services and allow for the customer to complete any required repair and maintenance work themselves or to contract with a third party for this service. If the customer requests our repair and maintenance services, the revenue is recognized as the repairs are performed in accordance with the appropriate revenue recognition guidance.

Income Taxes, Page F-25

6.
We note that you have gross deferred tax assets of approximately $67 million as of December 31, 2012 that primarily relate to Federal and state net operating loss carry-forwards. Please revise your disclosures in future filings to more fully explain how you determined it is more likely than not that you will realize your net deferred tax assets. Please address the following:

a.
To the extent you are relying on the reversal of deferred tax liabilities in your assessment of the realizability of deferred tax assets, disclose that fact. Also clarify, if true, that the deferred tax liabilities you are relying on in your assessment reverse in the same period and jurisdiction and are of the same character as the differences giving rise to the deferred tax assets;

b.
Disclose the amount of any pre-tax income you need to generate to realize your deferred tax assets. Explain the material assumptions and anticipated future trends included in your projections of future taxable income. Based on your three year cumulative loss position, explain how you determined, based on the weight of all available evidence, a valuation allowance is not required; and

c.
Disclose the nature of any tax planning strategies you are relying on, including how each strategy supports the realization of deferred tax assets, the amount of shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to each tax-planning strategy.

Please provide us the disclosures you intend to include in future filings. Refer to paragraphs 16-25 of ASC 740-10-30 and Section 501.14 of the Financial Reporting Codification for guidance.

Response:

The Company has gross deferred tax assets of approximately $66.8 million of which $53.9 million is attributable to federal and state net operating losses as of December 31, 2012. In addition, the $66.8 million of deferred tax assets is composed of federal deferred tax assets of $59.8 million, state deferred tax assets of $6.9 million and foreign deferred tax assets of $0.1 million.

The Company has $109.4 million of deferred tax liabilities as of December 31, 2012. The $109.4 million is composed of federal deferred tax liability of $91.9 million, state deferred tax liability of $17.1 million and foreign deferred tax liability of $0.4 million.

The Company determined it is more likely than not that it will realize the federal deferred tax assets due to the reversal of federal deferred tax liabilities. The federal deferred tax liabilities significantly exceed the federal deferred tax assets and, based on the reversing pattern, the Company has concluded that substantially all of the federal deferred tax liabilities are expected to reverse and be a sufficient source of future federal taxable income within the period of time available for existing net operating loss carry-forwards and other federal deferred tax assets. The federal deferred tax liability is of the same character as the differences giving rise to the federal deferred tax assets.

As noted above, the Company has state deferred tax assets of $6.9 million and deferred tax liabilities of $17.1 million. To determine whether these state deferred tax liabilities will offset state deferred tax assets, the Company has scheduled the reversing patterns. The state deferred tax liabilities significantly exceed the state deferred tax assets and, based on the reversing pattern, the Company has concluded that substantially all of the state deferred tax liabilities are expected to reverse within the period of time available to fully utilize all state deferred tax assets except for certain state net operating losses with shorter expirations. Based on the reversing schedule performed on a state by state basis the Company has concluded that a valuation allowance of approximately $0.6 million is required. These states required a valuation allowance because the net operating loss carry-forwards periods range from 5 to 15 years and are expected to expire before being utilized, based upon the scheduled reversal of the deferred tax liabilities. The Company has had net operating losses in these states in the past and limited apportionment currently in these states. Finally, the Company is not relying upon tax planning strategies due to the fact that they aren’t prudent, feasible and available.

Please refer to the response to question #7, which includes a combined proposed disclosure with regards to deferred taxes, specifically net operating losses and the determination for valuation allowances.

7.
As a related matter, we note that your unused federal net operating loss carry-forwards of $138.9 million begin expiring in 2021 and that your unused state net operating loss carry-forwards of $71.5 million expire between 2012 and 2032. Please revise future filings to present more detailed disclosures regarding the specific time periods when your net operating loss carry-forwards expire by year and jurisdiction. Please provide us the disclosures you intend to include in future filings.

Response:

In relevant future filings with the Commission, the Company intends to provide more detailed disclosures regarding how the Company determined it is more likely than not that the Company will realize its net deferred tax assets (addressing the matters identified in parts 6a, 6b and 6c of the Staff's comments) and the specific time periods when its net operating loss carry-forwards expire by year and jurisdiction in substantially the following form:

At December 31, 2012, the Company has federal net operating loss carry-forwards totaling approximately $138.9 million that begin expiring on December 31, 2021. The Company recognizes a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. The Company determined it is more likely than not that it will realize the federal deferred tax assets due to the reversal of federal deferred tax liabilities. The federal deferred tax liabilities significantly exceed the federal deferred tax assets and, based on the reversing pattern, the Company has concluded that substantially all of the federal deferred tax liabilities are expected to reverse and be a sufficient source of future federal taxable income within the period of time available for existing net operating loss carry-forwards and other federal deferred tax assets. The federal deferred tax liability is of the same character as the differences giving rise to the federal deferred tax assets.

The Company also has state net operating loss carry-forwards totaling approximately $71.5 million. The Company increased its valuation allowance related to state net operating loss carry-forwards by $0.1 million during the year ended December 31, 2012. The state deferred tax liabilities significantly exceed the state deferred tax assets and based on the reversing pattern the Company has concluded that substantially all of the state deferred tax liabilities are expected to reverse within the period of time available to fully utilize all state deferred tax assets except for certain state net operating losses with shorter expirations. Based on the reversing schedule performed on a state by state basis, the Company has concluded that a valuation allowance of $0.1 million is required. These states required a valuation allowance because the net operating loss carry-forward periods range from 5 to 15 years and are expected to expire before being utilized, based upon the scheduled reversal of the deferred tax liabilities. The Company has had net operating losses in these states in the past and limited apportionment currently in these states. The Company is not relying upon tax planning strategies due to the fact that they aren’t prudent, feasible and available.

The following table presents the estimated future net operating loss expiration schedule by date and jurisdiction for each of the subsequent ten years and thereafter as of December 31, 2012:

	Jurisdiction (in 000s)
Expiration Date	Federal	State

December 31, 2013	$—	$540
December 31, 2014	—	1,587
December 31, 2015	—	1,271
December 31, 2016	—	3,420
December 31, 2017	—	5,572
December 31, 2018	—	3,214
December 31, 2019	—	4,025
December 31, 2020	—	1,528
December 31, 2021	2	8,255
December 31, 2022	11,424	9,649
Thereafter	127,450	32,437
Total	$138,876	$71,498

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, Page 12

Related Party Transaction Procedures, Page 13

8.
Please ensure that future filings include all of the information required by Item 404(b) of Regulation S-K, including the type of transactions covered by your written policy regarding related party transactions, and the standard(s) the Audit Committee applies with respect to these transactions.

Response:

In relevant future filings with the Commission, the Company will ensure that all information required by Item 404(b) of Regulation S-K, including the type of transaction covered by our written policy regarding related party transactions, and the standard(s) the Audit Committee applies with respect to these transactions.

Executive Compensation, Page 13

Annual Salary, Page 33

9.
To the extent that the compensation committee takes into account the annual salaries paid by certain peer companies to ensure the competitiveness of the NEO’s compensation, please tell us why you would not be required to disclose the names of these companies within the meaning of Item 402(b)(2)(xiv) of Regulation S-K. If you believe that the compensation committee does not engage in benchmarking of executive compensation, with a view towards future disclosure, please tell us how the market review conducted by the compensation committee has influenced its compensation decisions.

Response:

The Compensation Committee did not take into account the annual salaries paid by peer companies to ensure the competitiveness of the named executive officers’ (“NEO”) compensation. The Compensation Committee will consider market data when determining if an adjustment to a NEO’s salary is deemed appropriate. The Compensation Committee members use market data published by the Bureau of Labor Statistics, Consumer Price Index reports and other wage related data published publicly in making that determination. The NEO’s received only one pay increase from the date of their initial employment and through December 31, 2012. As disclosed in the Definitive Proxy Statement on page 14, during 2011, the Compensation Committee approved revised annual salaries for the two NEOs as a result of additional responsibilities undertaken as a result of the acquisition of Coast Crane. Prior to such increase, and as disclosed in the Definitive Proxy Statement on page 14, base salaries for the NEOs were determined pursuant to their respective employment agreements, entered into on October 31, 2008 in connection with the Company’s acquisition of Essex Holdings LLC.

Cash Bonuses, Page 14

10.
We note your disclosure in the penultimate paragraph on page 14 regarding the minimum bonus pool of $260,000 for employees of Essex Crane. We also note that in the first paragraph on page 15 you discuss a second bonus pool of $410,000 for Coast Crane employees. Please explain to us, and in future filings expand your disclosure to clarify (1) whether the compensation committee establishes two different bonus pools; (2) whether the $410,000 amount also represents a minimum cash bonus pool if the Adjusted EBITDA is less than the targeted amount established by the compensation committee; (3) whether the compensation committee applies a certain standard or formula in determining the bonus amount for each NEO if the financial targets are met, and whether a cash bonus payable to a NEO is paid under the bonus pool of Essex Crane, Coast Crane or both.

Response:

The Company establishes separate bonus pools for each of the Company’s operating subsidiaries (Essex Crane and Coast Crane) based on the individual performance of each subsidiary. With respect to the Coast Crane bonus pool, there is no established minimum as the bonus pool is calculated as a percentage of Adjusted EBITDA with no predetermined Adjusted EBITDA target. The Company’s NEOs do not participate in the Coast Crane bonus pool. Rather, cash bonuses awarded to NEOs are paid from the Essex Crane bonus pool. Cash bonuses are awarded to our NEOs at the discretion of the Compensation Committee and are not dependent upon a specific standard or formula. Our revolving credit facilities have certain restrictions in place that prevent us from allocating certain executive related expenses to our Coast Crane subsidiary.

In relevant future filings with the Commission, we will expand our cash bonus disclosure to include the additional facts discussed above.

Termination Benefits, Page 18

11.
Supplementally provide us, and revise your future filings to include, a tabular disclosure quantifying the various termination benefits in accordance with Item 402(j)(1) of Regulation S-K, applying the assumption that the triggering event took place on the last business day of your last completed fiscal year.

Response:

In future filings with the Commission, we will provide the following proposed tabular disclosure with regards to Termination Benefits:

The following table sets forth the termination benefits for each of our executives under the assumption that a termination triggering event took place on December 31, 2012:

Name	Reason for Termination	Base Salary	Bonus	Health Benefits	Accrued Salary	Accrued Vacation	Total
Ronald Schad	Without cause/good reason	$350,000	$11,818	$3,091	$1,346	$29,615	$395,870
	Disability	350,000	—	3,091	1,346	29,615	384,052
	Company elected non-renewal	350,000	11,818	3,091	1,346	29,615	395,870
	Employee elected non-renewal	$350,000	$11,818	$3,091	$1,346	$29,615	$395,870

Martin Kroll	Without cause/good reason	$275,000	$—	$3,091	$1,058	$7,404	$286,553
	Disability	275,000	—	3,091	1,058	7,404	286,553
	Company elected non-renewal	275,000	—	3,091	1,058	7,404	286,553
	Employee elected non-renewal	$275,000	$—	$3,091	$1,058	$7,404	$286,553

Grant of Plan Based Awards, Page 19

12.	Given the disclosure requirements of Item 402(d)(2)(iii) of Regulation S-K, please tell us why you would not be required to disclose here the cash bonuses discussed on page 14 of the proxy statement.

Response:

As outlined on page 14 of the Definitive Proxy Statement, cash bonuses are paid or earned upon the Company’s achievement of Adjusted EBITDA in excess of targeted Adjusted EBITDA. The 2012 performance of the Company did not exceed the Adjusted EBITDA target and no cash bonus was awarded to the NEOs of the Company. The minimum bonus pool was awarded in its entirety to non-executive employees of Essex Crane. In the event that the Company did achieve the targeted Adjusted EBITDA amount, the amount paid to the NEOs of the Company remains at the discretion of the Compensation Committee of the Board of Directors and is not determined by a specific plan or formula.

Our Chief Executive Officer was entitled to receive a cash bonus based on crawler crane rental equipment sale activity pursuant to his employment agreement with the Company. During the year ended December 31, 2012, our Chief Executive Officer earned a rental equipment sale activity bonus of $11,818. We believe that it is appropriate to exclude this amount from the disclosures required under Item 402(d)(2)(iii) as it does not qualify under the definition of an incentive plan. The cash bonus does not require performance to occur over a specified period of time and is, instead, awarded upon individual instances of crawler crane rental equipment sales.

The remaining cash bonus amounts disclosed in the Summary Compensation Table on page 17 of the Definitive Proxy Statement are comprised of a discretionary holiday bonus ($250 per executive) and a safety bonus ($350 and $525 awarded to the Chief Executive Officer and Chief Financial Officer, respectively). We do not believe that the holiday bonus qualifies under the definition of an incentive plan. The maximum amounts that could be awarded for the holiday and safety bonuses are $250 and $1,075. We do not believe that this represents a material component of executive compensation requiring disclosure as outlined in Item 402 of Regulation S-K.

Director Compensation, Page 20

13.
We note that your narrative disclosure related to non-employee directors receiving $300,000 for serving on your Board is inconsistent with your tabular disclosure on page 21 which indicates that the total compensation received by the directors did not exceed $200,000. Based on your disclosure in footnote (*), it is also unclear why Mr. Nelson was paid less than other directors on the Strategic Planning and Finance Committee. Please advise with respect to these discrepancies. To the extent necessary please revise your future filings accordingly, identifying also each of annual retainer fees, committee fees, and meeting fees that the directors received as compensation for their services. Please see Item 402(k)(2) of Regulation S-K.

Response:

The Company notes that the disclosure referred to by the Staff that “non-employee directors received $300,000 in 2012 for serving as members of our board of directors” was intended to present the aggregate compensation received by the Company’s four non-employee directors (i.e. each non-employee director individually received $75,000 for service on the board). Similarly, the disclosure set forth on page 20 of the Definitive Proxy Statement that “non-executive directors on our Strategic Planning and Finance Committee earned $300,000 in 2012 for serving on the committee” was intended to present the aggregate compensation received by the three directors serving on such committee. The aggregate compensation paid to non-employee directors of $600,000 for service on the board and/or the Strategic Planning and Finance Committee is consistent with the tabular disclosure on page 21 of the Definitive Proxy Statement. The Company will clarify the potential ambiguity highlighted by the Staff’s comment in relevant future filings with the Commission.

In relevant future filings with the Commission, the Company will revise its disclosure regarding director compensation by adding footnote disclosure to identify the amount of director compensation attributable to annual retainer fees, committee fees and other fees that directors receive as compensation for their services, in each case, to the extent possible.

Essex Rental Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding any of our responses, please feel free to contact me.

Sincerely,

/s/ Kory Glen
Kory Glen
Chief Financial Officer
kglen@essexcrane.com

Appendix I

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the financial position of Essex Rental Corp. and its subsidiaries as of December 31, 2012 and for the year then ended and should be read in conjunction with our consolidated financial statements and accompanying notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains, in addition to historical information, forward looking statements that include risks and uncertainties (see discussion of “Forward-Looking Statements” included elsewhere in this Annual Report on Form 10-K). Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those factors set forth under Item 1A-Risk Factors of this Annual Report on Form 10-K.

Overview

History

Essex Rental Corp. (formerly, Hyde Park Acquisition Corp.) was incorporated in Delaware on August 21, 2006 as a blank check company whose objective was to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business.   We consummated our initial public offering on March 13, 2007. All activity from August 21, 2006 (inception) through March 13, 2007 relates to our formation and initial public offering. From March 13, 2007 through October 31, 2008, our activities were limited to identifying prospective target businesses to acquire and complete a business combination.  On October 31, 2008, we consummated the acquisition of Holdings and its wholly-owned subsidiary, Essex Crane, and, as a result, we are no longer in the development stage.  In August 2009, we formed a new subsidiary, Essex Finance Corp., to facilitate the acquisition of rental equipment. In November 2010, we acquired substantially all of the assets of Coast Liquidating Co. (formerly known as Coast Crane Company) through a newly formed subsidiary CC Bidding Corp., which subsequently changed its name to Coast Crane Company. The assets acquired in the Coast Acquisition consisted of all of the assets used in the operation of Coast Liquidating Co.’s specialty lifting solutions and crane rental services business, including cranes and related heavy lifting machinery and equipment and spare parts, inventory, accounts receivable, rights under executory contracts, other tangible and intangible assets and all of the outstanding shares of capital stock of Coast Crane Ltd., a British Columbia corporation, through which Coast Liquidating Co. conducted its operations in Canada.

Business

Through our operating subsidiaries, Essex Crane and Coast Crane, we are one of North America's largest providers of lifting equipment (including lattice-boom crawler cranes, truck cranes and rough terrain cranes, tower cranes, and other lifting equipment) used in a wide array of construction projects.  In addition, we provide product support including installation, maintenance, repair, and parts and services for our equipment provided to customers and customer owned equipment.  With a large fleet of cranes and other construction equipment and customer service and support, we supply a wide variety of innovative lifting solutions for construction projects related to power generation, petro-chemical, refineries, water treatment and purification, bridges, highways, hospitals, shipbuilding, offshore oil fabrication and industrial plants, and commercial and residential construction.  We rent our equipment “bare,” meaning without supplying an operator and, in exchange for a fee, make arrangements for the transportation and delivery of our equipment.  Once the crane is delivered and erected on the customer’s site, inspected and determined to be operating properly by the customer’s crane operator and management, most of the maintenance and repair costs are the responsibility of the customer while the equipment is on rent. This business model allows us to minimize our headcount and operating costs including reduced liability related to operator error and provides the customer with a more flexible situation where they control the crane and the operator’s work schedule.

Over the past several years, we have been focused on reinvesting capital into our rental fleet. Specifically, we have sold lower lifting capacity cranes and other heavy lifting equipment for better utilized heavier lifting capacity cranes. During the years ended December 31, 2012, 2011, 2010, 2009, 2008 and 2007 the Company invested on a gross basis (excluding the proceeds received from rental equipment sales) approximately $10.6 million, $23.8 million, $2.7 million, $19.8 million, $20.8 million and $18.8 million, respectively, into new cranes and attachments for our rental fleet. The Company's rental fleet investment for the years ended December 31, 2007, 2008, 2009 and 2010 primarily consisted of crawler cranes while the rental fleet investment for the years ended December 31, 2011 and 2012 primarily consisted of rough terrain cranes, tower cranes and Mantis crawler cranes.

These investment decisions contributed greatly to the repositioning our fleet to maximize its utilization rates and average rental rates. Although we believe the repositioning of the fleet has maximized utilization rates and average rental rates, the economic downturn has significantly adversely impacted our business activity levels.

The following table provides a summary of utilization rates calculated using the “days” method for the years ended December 31, 2012, 2011 and 2010:

	For The Years Ended December 31,
	2012	2011	2010 (1)
Crawler Cranes	41.2%	39.8%	37.5%
Rough Terrain Cranes (2)	63.4%	62.0%	n/a
Boomtrucks	50.5%	54.0%	n/a
Self-Erecting Tower Cranes	32.4%	24.4%	n/a
City and Other Tower Cranes	53.4%	40.1%	n/a
Forklifts and Other Equipment (3)	13.5%	39.9%	n/a

(1)	2010 utilization rates for categories other than crawler cranes is not meaningful due to the timing of the Coast Acquisition in late November 2010.

(2)	Includes the impact of a 14.5% increase in the number of units available for rent for the year ended December 31, 2012 as compared to the prior year.

(3)
Includes the impact of a 65.4% decrease in the number of units available for rent for the year ended December 31, 2012 as compared to the prior year. The reduction in the number of units available for rent reflects the Company's strategic decision to sell equipment within this asset class that is not part of our core strategy and does not leverage our crane expertise.

Adjusted EBITDA to Net Income Reconciliation

Adjusted EBITDA represents the sum of net income, tax benefit, foreign currency exchange gains and losses, interest expense, other income, depreciation and amortization. Adjusted EBITDA is used internally when evaluating our operating performance and, we believe, allows investors to make a more meaningful comparison between our core business operating results over different periods of time, as well as with those of other similar companies. Management believes that Adjusted EBITDA, when viewed with the Company's results under GAAP and the accompanying reconciliation, provides useful information about operating performance and period-over-period growth, and provides additional information that is useful for evaluating the operating performance of our core business without regard to potential distortions. However, Adjusted EBITDA is not a measure of financial performance under GAAP and, accordingly, should not be considered as an alternative to net income (loss) as an indicator of operating performance.

	For The Years Ended December 31,
	2012	2011	2010
Net loss	$(12,652,955)	$(17,146,900)	$(11,408,486)
Benefit for income taxes	(5,564,179)	(10,775,749)	(3,523,102)
Foreign currency exchange (gains) losses	(5,484)	6,999	2,471
Interest expense	11,334,705	11,455,390	7,209,449
Other income	(41,230)	(316,492)	(72,278)

Loss from operations	(6,929,143)	(16,776,752)	(7,791,946)

Depreciation	20,458,784	21,146,477	12,723,951
Other depreciation and amortization	1,274,466	1,338,378	954,602

Adjusted EBITDA	$14,804,107	$5,708,103	$5,886,607

Results of Operations

Year ended December 31, 2012 compared to years ended December 31, 2011 and 2010

The Company had a net loss of $12.7 million for the year ended December 31, 2012. Total revenue, cost of revenues and gross profit were $98.3 million, $76.9 million and $21.3 million, respectively, for the year ended December 31, 2012. Total selling, general, administrative and other expenses of $28.3 million was composed primarily of salaries, payroll taxes and benefits, sales and marketing, insurance, professional fees, rent, travel, depreciation and amortization expenses. Interest expense related to borrowings under our revolving credit facilities and other debt obligations was $11.3 million for the year ended December 31, 2012. The Company had an income tax benefit of $5.6 million for the year ended December 31, 2012 related to a loss before income taxes of $18.2 million. Adjusted EBITDA for the year ended December 31, 2012 was $14.8 million.

The Company had a net loss of $17.1 million for the year ended December 31, 2011. Total revenue, cost of revenues and gross profit were $89.6 million, $76.5 million and $13.1 million, respectively, for the year ended December 31, 2011. Total selling, general, administrative and other expenses of $29.9 million was composed primarily of salaries, payroll taxes and benefits, sales and marketing, insurance, professional fees, rent, travel, depreciation and amortization expenses. Interest expense related to borrowings under our revolving credit facilities and other debt obligations was $11.5 million for the year ended December 31, 2011. The Company had an income tax benefit of $10.8 million for the year ended December 31, 2011 related to a loss before income taxes of $27.9 million. Adjusted EBITDA for the year ended December 31, 2011 was $5.7 million. The year ended December 31, 2011 was the first full year of inclusion for Coast Crane subsequent to its acquisition in late November 2010.

The Company had a net loss of $11.4 million for the year ended December 31, 2010. Total revenue, cost of revenues and gross profit were $41.5 million, $35.4 million and $6.1 million, respectively, for the year ended December 31, 2010. Total selling, general, administrative and other expenses of $13.9 million was composed primarily of salaries, payroll taxes and benefits, sales and marketing, insurance, professional fees, rent, travel, depreciation and amortization expenses. Interest expense related to borrowings under our revolving credit facilities and other debt obligations was $7.2 million for the year ended December 31, 2010. The Company had an income tax benefit of $3.5 million for the year ended December 31, 2010 related to a loss before income taxes of $14.9 million. Adjusted EBITDA for the year ended December 31, 2010 was $5.9 million. The year ended December 31 2010 included approximately five weeks of results for Coast Crane subsequent to its acquisition in later November 2010.

	For The Years Ended December 31,
	2012	2011	2010
Revenues	$98,260,854	$89,584,979	$41,531,460
Cost of revenues	76,928,734	76,487,741	35,403,917
Gross profit	21,332,120	13,097,238	6,127,543
Selling, general, administrative and other operating expenses	28,261,236	29,873,990	13,919,489
Loss from operations	(6,929,116)	(16,776,752)	(7,791,946)
Other expenses, net	(11,287,991)	(11,145,897)	(7,139,642)
Loss before income taxes	(18,217,107)	(27,922,649)	(14,931,588)
Provision (benefit) for income taxes	(5,564,179)	(10,775,749)	(3,523,102)
Net loss	$(12,652,928)	$(17,146,900)	$(11,408,486)

Business Segments

Historically, prior to the acquisition of our Coast Crane subsidiary in late November 2010, the Company had only one operating segment. As a result of the acquisition of Coast Crane, the Company now provides services that it had not in the past, including equipment distribution and parts and service to third parties not renting the Company’s equipment. We have identified three reportable segments: equipment rentals, equipment distribution, and parts and service. These segments are based upon how management of the Company allocates resources and assesses performance.

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenues

Revenues for the year ended December 31, 2012 were $98.3 million, a 9.7% increase compared to revenues of $89.6 million for the year ended December 31, 2011.  The following table provides a summary of the Company's revenues by operating segment:

	For The Years Ended December 31,
	2012	2011	Dollar Change	Percentage Change
SEGMENT REVENUES
Equipment rentals	$76,276,705	$58,859,497	$17,417,208	29.6%
Equipment distribution	4,087,127	14,206,479	(10,119,352)	(71.2)%
Parts and service	17,897,022	16,519,003	1,378,019	8.3%
Total revenues	$98,260,854	$89,584,979	$8,675,875	9.7%

Equipment rental segment revenues, which represent 77.6% of total revenues, was $76.3 million for the year ended December 31, 2012, a 29.6% increase from $58.9 million for the year ended December 31, 2011. The equipment rental segment includes rental, transportation, rental equipment repairs and used rental equipment sales.

Rental revenues, which represented 47.7% of total revenues and are the key driver of revenues in our equipment rentals segment, were $46.9 million for the year ended December 31, 2012, an 11.7% increase from $42.0 million for the year ended December 31, 2011. The two key drivers of rental revenues are utilization and average rental rates.

While crawler crane utilization has increased year over year, there is still significant room for improvement. Management believes that these current utilization levels are related to the overall economic environment, and not a loss of market share. The construction market has displayed a slow, gradual recovery from historic recession levels, which management believes is the principal factor in our year over year increase in utilization rates, and still has a large opportunity for growth to match prior peak levels. Utilization for crawler cranes, as measured on a “days” basis, increased to 41.2% for the year ended December 31, 2012 compared to 39.8% for the same period in the prior year. The increase in crawler crane utilization is due to an increase in project activity within the power, transportation and petrochemical end markets. These increases were partially offset by a decrease in levee related projects in the Gulf Coast. We were awarded a large levee job in the Gulf Coast that was in place for most of 2011 and demanded up to 15% of our crawler cranes at the same time. Despite the impact of such a large project ending in the third quarter of 2011, utilization grew in 2012 as compared to 2011. Within our crawler crane fleet we are particularly encouraged by the utilization trends for our hydraulic heavy lift crawler cranes. These hydraulic crawler cranes have higher dollar rental rates and account for approximately 70% of the value of our crawler crane fleet and approximately 50% of the value of our total fleet. Utilization for our fleet of heavy lift hydraulic crawler cranes for the three months ended December 31, 2012 and 2011 was 64% and 49%, respectively, and has exceeded 60% for the 7 months ended December 31, 2012.

There was an increase in average crawler crane rental rate of 9.0% to $17,195 (per crane per rental month) for the year ended December 31, 2012 from $15,781 for the year ended December 31, 2011. This increase is related primarily to the mix of cranes on rent, as opposed to individual rental rate increases by equipment group. The increased utilization for our hydraulic crawler cranes, which command higher rental rates, contributed a larger portion of rental days, and was the primary reason average rental rates on our entire crawler crane fleet increased. Management does not expect a meaningful increase in average rental rates on an individual equipment group basis until utilization rates recover significantly.

Utilization for rough terrain cranes for the year ended December 31, 2012 was 63.4% compared to 62.7% for the year ended December 31, 2011. Utilization for rough terrain cranes includes the impact of a 14.5% increase in the number of units available for rent for the year ended December 31, 2012 as compared to the prior year. Rough terrain cranes benefit from the broad array of markets that they can serve. Demand has been particularly strong for infrastructure and maintenance related energy markets. Boom truck utilization decreased to 50.5% for the year ended December 31, 2012 compared to 54.0% for the year ended December 31, 2011. Tower crane utilization improved on a year to date basis. Utilization was 32.4% and 53.4% for the self-erecting and city & other tower cranes, respectively, for the year ended December 31, 2012 as compared to 24.5% and 40.3% for the self-erecting and city & other tower cranes, respectively, for the year ended December 31, 2011. Our tower cranes are primarily impacted by the general building end market, and their utilization levels will reflect the strength of that end market.

Transportation revenue, which represents 7.5% of total revenues, was $7.5 million for the year ended December 31, 2012, a $2.1 million increase from $5.4 million for the year ended December 31, 2011. The increase in transportation revenue is directly attributable to the increase in equipment on rent and rental locations of the cranes on rent.

Used rental equipment sales revenue was $17.3 million for the year ended December 31, 2012; a $10.7 million or 164.5% increase compared to the year ended December 31, 2011 due to an increase in customer demand for used rental equipment and our efforts to divest of aerial work platforms. During the year ended December 31, 2012, the Company sold 314 pieces of used rental equipment primarily consisting of aerial work platforms acquired in the Coast Acquisition, which are not a part of the Company's core rental equipment or its long-term strategy, along with twenty two boom trucks, seventeen rough terrain cranes (including six industrial cranes), two tower cranes and six crawler cranes. During the year ended December 31, 2011, the Company sold fifty-nine pieces of rental equipment primarily consisting of aerial work platforms acquired in the Coast Acquisition. In addition to the aerial work platforms, the Company sold six boom trucks, twelve rough terrain cranes (including two industrial cranes), one tower crane and five crawler cranes during the year ended December 31, 2011.

Equipment distribution segment revenue, which represents 4.2% of total revenue, was $4.1 million for the year ended December 31, 2012, a 71.2% decrease from $14.2 million for the year ended December 31, 2011. The decline in equipment distribution segment revenue is due to a decline in the number of sale transactions as compared to the prior period. The revenues generated in 2011 were bolstered by the invoicing of signed orders received before the acquisition of Coast Crane under their prior distribution agreement. The Company transitioned to representing new equipment suppliers for many of the types of assets offered through retail distribution during the second half of 2011 and 2012, and this transition negatively impacted the equipment distribution segment revenue. Management believes the decrease in equipment distribution revenues is temporary and anticipates a recovery in this segment as the Company establishes itself as the representative for the new equipment suppliers.

Parts and service segment revenue, which represents 18.2% of total revenue, was $17.9 million for the year ended December 31, 2012, an 8.3% increase from $16.5 million for the year ended December 31, 2011. The increase is primarily attributable to an increase in third party service work performed on customer equipment as a result of increased customer demand.

Gross Profit

Gross Profit for the year ended December 31, 2012 was $21.3 million, a 62.9% increase from gross profit of $13.1 million for the year ended December 31, 2011. Gross profit margin was 21.7% for the year ended December 31, 2012, compared to 14.6% for the year ended December 31, 2011.  The following table provides a summary of the Company's gross profit by operating segment:

	For The Years Ended December 31,
	2012	2011	Dollar Change	Percentage Change
SEGMENT GROSS PROFIT
Equipment rentals	$15,834,559	$8,470,103	$7,364,456	86.9%
Equipment distribution	16,029	1,607,733	(1,591,704)	(99.0)%
Parts and service	5,481,532	3,019,402	2,462,130	81.5%
Total revenues	$21,332,120	$13,097,238	$8,234,882	62.9%

Equipment rentals segment gross profit (after overhead allocation) of $15.8 million for the year ended December 31, 2012 increased $7.4 million or 86.9% as compared to the year ended December 31, 2011. Within the equipment rentals segment, certain revenue streams have inherently higher margins. The gross margin achieved from the revenues provided by equipment rentals is typically higher than those achieved by gain on sale of used rental equipment and transportation. Furthermore, due to the operating leverage of our business model, the margin from equipment rentals improves as the revenue for this line of business increases. The larger portion of total revenue derived by equipment rentals is one of the primary reasons that both gross margin and gross margin percentage increased for the year ended December 31, 2012 compared to December 31, 2011. Also, there were initiatives implemented in the beginning of 2012 that were geared toward reducing expenses and overhead, which was also a key driver that contributed to the year over year improvement in gross margin. These initiatives included headcount reductions and the divestiture of the Company’s aerial work platform assets. Gain on the sale of used rental equipment was $2.9 million for the year ended December 31, 2012, a 173.7% increase from $1.1 million for the year ended December 31, 2011. The increase in the gain on the sale of used rental equipment was directly attributable to an increase in the number of rental equipment assets sold during the year ended December 31, 2012. The increase in the number of rental equipment assets sold was primarily the result of the Company's strategic decision to sell aerial work platforms as this asset class is not part of the Company's core strategy. The reduction in aerial work platforms also reduced rental equipment maintenance expense and overhead allocated to the equipment rentals segment, which further improved margins.

Equipment distribution segment gross profit (after overhead allocation) of $16,029 (0.4% margin) for the year ended December 31, 2012 decreased $1.6 million or 99.0% from $1.6 million (11.3% margin) for the year ended December 31, 2011. The decreased gross profit is a function of lower sales volume during the year ended December 31, 2012. The sales volume generated in the year ended December 31, 2012 was near the break-even point needed to sustain the equipment distribution segment. The decline in sales volume was primarily related to transitioning to the representation of new equipment suppliers. Management believes that 2012 was a transitional period, but remains optimistic on the upside that the retail equipment distribution segment provides.

Parts and service segment gross profit (after overhead allocation) of $5.5 million for the year ended December 31, 2012 increased $2.5 million or 81.5% from $3.0 million for the year ended December 31, 2011. The gross profit margin for the parts and service segment increased to 30.6% for the year ended December 31, 2012 as compared to 18.3% for the year ended December 31, 2011 primarily due to cost reduction initiatives and improved pricing methods.

Selling, General, Administrative and Other Expenses

Total selling, general, administrative and other expenses for the years ended December 31, 2012 and 2011 were $28.3 million and $29.9 million, respectively. Decreases in salary, healthcare, legal, insurance, telecom and general office expenses were partially offset by increases in sales and marketing and consulting expenses. The Company’s salary and healthcare expenses declined approximately $2.1 million for the year ended December 31, 2012 as compared to the prior year, which was primarily the result of a reduction in the number of employees. Legal expenses declined approximately $0.3 million due to legal expenses incurred during 2011 related to the Company’s restatement of its Annual Report on Form 10-K for the year ended December 31, 2010. Sales and marketing expenses for the year ended December 31, 2012 increased approximately $1.0 million as a result of initiatives to increase market share related to our new distribution agreements and suppliers. Consulting expenses increased approximately $0.3 million as a result of projects aimed at improving operational performance and customer satisfaction. Selling, general and administrative and other expenses include $1.5 million and $2.0 million of non-cash stock based compensation expense for the years ended December 31, 2012 and 2011, respectively.

Interest expense decreased 1.1% to $11.3 million for the year ended December 31, 2012 from $11.5 million for the year ended December 31, 2011. The decrease in interest expense was primarily related to interest expense incurred on a lower average debt balance for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Income tax benefit was $5.6 million for the year ended December 31, 2012 compared to a $10.8 million for the year ended December 31, 2011.  The decrease in income tax benefit is due to a decrease in the pre-tax loss. The effective tax rates were 30.5% and 38.6% for the years ended December 31, 2012 and 2011, respectively. The effective tax rate decreased from the prior year due to changes in state and local tax rates resulting primarily from changes in state apportionment.

Essex had 250 full-time employees as of December 31, 2012 compared to 273 full-time employees at December 31, 2011.